EXHIBIT (A)(9)




         August 4, 1997
         Renald M. Romain (216) 523-4736
         FOR IMMEDIATE RELEASE


         EATON ACQUIRES OVER 95% of FUSION SYSTEMS SHARES IN TENDER
         OFFER

         CLEVELAND, OH....Eaton Corporation today announced that its wholly owned subsidiary, ETN Acquisition Corp., completed its $39 per share cash tender offer for all of the outstanding shares of common stock, and the associated preferred share pur-chase rights, of Fusion Systems Corporation.

                   According to a preliminary count by the depository for the offer, there were tendered and not withdrawn 7,173,785 shares (including 252,405 shares tendered by means of guaran-teed delivery) as of the expiration of the tender offer, which represent approximately 95.6 percent of the Fusion Systems shares currently outstanding. The offer expired at 12:00 mid-night, New York City time, on Friday, August 1, 1997. ETN Acquisition Corp. accepted for payment all such shares validly tendered according to the terms of the tender offer.

                   The tender offer will be followed by a merger of ETN Acquisition Corp. into Fusion Systems, in which each Fusion Systems share not acquired in the tender offer will be con-verted into the right to receive $39 cash.

                   Founded in 1971, Fusion Systems has approximately 400 employees and offices throughout the United States, Europe, Japan and Korea. Sales in 1996 were $84.6 million, more than half of which were in Europe and Pacific Rim countries.

                   Fusion Systems is a leading supplier of front-end process equipment to the semiconductor industry with strong positions in photoresist ashing, post-ash residue removal and photostabilization. Ashing is a low-pollution, high-technology resist removal process that is key to new generations of semi-conductor technology. Fusion Systems' photostabilizer rapidly hardens photoresist patterns on silicon wafers, which allows for greater reliability and higher yields than with conven-tional thermal resist stabilization methods.

                   Eaton's Semiconductor Equipment Operations (SEO), headquartered in Beverly, Massachusetts, is currently comprised of three business units offering a full line of ion implanta-tion and thermal processing equipment. SEO is a market leader in the manufacture of high current, medium current and high energy ion implantation equipment for semiconductor device manufacturers worldwide. SEO has recently shipped its first ion implanter for the emerging flat panel liquid crystal dis-play business.

                   In 1996, Eaton acquired High Temperature Engineering Corporation (now Eaton Thermal Processing Systems), a manufacturer of rapid thermal processor furnaces and small batch vertical furnaces for use in the production of semiconductor wafers. SEO has manufacturing facilities in Bev-erly, and Austin, Texas, and a joint venture operation in Ja-pan. In June, 1997, SEO opened a new semiconductor equipment manufacturing facility in Korea.

                   Eaton Corporation is a global manufacturer of highly engineered products which serve industrial, vehicle, construction, commercial and aerospace markets. Principal products include electrical power distribution and control equipment, truck transmissions and axles, engine components, hydraulic products, ion implanters and a wide variety of controls. Headquartered in Cleveland, the company has 55,000 employees and 155 manufacturing sites in 26 countries around the world. Sales for 1996 were $7 billion.

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